Monthly Report - April, 2020

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        5,501,661     (24,585,297)
Change in unrealized gain (loss) on open          (1,864,363)        2,103,109
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0           95,548
      obligations
   Change in unrealized gain (loss) from U.S.       (156,597)          387,973
      Treasury obligations
Interest Income 			              160,600          820,796
Foreign exchange gain (loss) on margin deposits         9,911        (379,036)
				                 ------------    -------------
Total: Income 				            3,651,212     (21,556,907)

Expenses:
   Brokerage commissions 		              449,796        2,006,054
   Management fee 			               52,989          225,115
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                    0            7,199
   Administrative expense 	       	               90,784          381,292
					         ------------    -------------
Total: Expenses 		                      593,569        2,619,660
Net Income(Loss)			   $        3,057,643     (24,176,567)
for April, 2020

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (112,939.143    $     2,541,921    124,945,011    127,486,932
units) at March 31, 2020
Addition of 		 	              0        234,493        234,493
148.940 units on April 1, 2020
Redemption of 		 	              0    (2,289,855)    (2,289,855)
(2,081.807) units on  April 30, 2020*
Net Income (Loss)               $        70,057      2,987,586      3,057,643
for April, 2020
         			   -------------   -------------   -----------


Net Asset Value at April 30, 2020
(111,042.791 units inclusive
of 36.515 additional units) 	      2,611,978    125,877,235    128,489,213
				  =============  ============= ==============


		GLOBAL MACRO TRUST April 2020 UPDATE
                      Year to Date     Net Asset
Series	  April ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    2.24% 	  (15.59)%  $  1,026.82	   84,174.581 $    86,432,186
Series 3    2.61% 	  (14.39)%  $  1,503.63	   19,387.411 $    29,151,504
Series 4    2.76% 	  (13.89)%  $  1,942.74	    4,300.759 $     8,355,267
Series 5    2.54% 	  (14.61)%  $  1,430.88	    3,180.040 $     4,550,256

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					May 14, 2020
Dear Investor:

Gains came from trading interest rate, equity and metal futures. Trading of currency forwards, energy futures and soft and agricultural commodities futures were each marginally unprofitable.

Historically accommodative global monetary policy, the sudden halt to global economic activity, safe haven purchases and declining inflation led to increased demand for government securities. Consequently, long positions in U.S., German, French, British, Japanese and Canadian interest rate futures were profitable.

Though equity markets were choppy in April, an unprecedented level of fiscal and monetary policy support across the globe and "green shoots" of optimism concerning therapeutic and vaccine treatments for COVID-19 outweighed the actual plunge in economic activity and surge in global unemployment that accompanied the pandemic, producing profits from long equity futures positions. Long position in U.S. and non-Japan Asian equity futures were particularly profitable, although trading of European and emerging market stock index futures also produced gains. Trading of the VIX future was also marginally positive. On the other hand, short positions in Japanese, the S&P 400 and the EAFE indices posted partially offsetting losses.

Safe haven demand for precious metals produced profits on long gold and silver positions. Short aluminum and lead trades were also profitable. On the other hand, short copper, nickel and zinc trades generated tiny losses.

Crude oil prices were extraordinarily volatile during April. Indeed, the near-term futures price of WTI crude oil closed at minus $37.63 per barrel on April 20 before rising to begin May near $20 per barrel, essentially where it had started April. Losses from trading WTI crude, RBOB gasoline and natural gas slightly outpaced profits from trading Brent crude, heating oil and London gas oil.

The Aussie dollar, which had fallen sharply during the first quarter of 2020, rebounded in April. The easing of the global dollar shortage as the Fed expanded its central bank swaps lines and the start of a manufacturing recovery in China underpinned the Aussie dollar recovery. Hence, a short position was unprofitable. Trading of the Russian ruble was also unprofitable in the wake of oil price gyrations. Elsewhere, long dollar positions against the Brazilian, Mexican and Turkish currencies, and short dollar trades versus the euro and Swiss franc produced largely offsetting gains.

Finally, trading of soft and agricultural commodities produced small losses.



				  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman